BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 10901

(336) 733-2000

October 22, 2015

VIA EDGAR

William H. Dorton

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BB&T Corporation
Registration Statement on Form S-4; File No. 333-207147
Request for Acceleration

Dear Mr. Dorton:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BB&T Corporation (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 25, 2015 (File No. 333-200915), as amended on October 22, 2015 (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on October 23, 2015, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please contact Paul S. Scrivano of O’Melveny & Myers LLP at (212) 728-5856 or by email at pscrivano@omm.com or Brandon C. Price of Wachtell, Lipton, Rosen & Katz at (212) 403-1367 or by email at BCPrice@wlrk.com with any questions you may have concerning this request. In addition, please notify Mr. Scrivano and Mr. Price when this request for acceleration has been granted.

Sincerely,

BB&T CORPORATION

By:	/s/ Daryl N. Bible
Daryl N. Bible
Senior Executive Vice President and
Chief Financial Officer

cc:	Paul S. Scrivano, O’Melveny & Myers LLP
Brandon C. Price, Wachtell, Lipton, Rosen & Katz